UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

J. Bryant Kirkland III

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2	13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS Vector Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,191,205 Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,191,205 Shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,191,205 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.4%
14	TYPE OF REPORTING PERSON (see instructions) CO; HC

1.

The calculation of the percentage is based on 146,621,018 common shares of the Company outstanding as reported in the Company’s Current Report on Form 8-K, dated December 24, 2018 (the “December 24, 2018 Form 8-K”), filed on December 26, 2018.

CUSIP No. 50575Q 10 2	13D/A	Page 3 of 6

This Amendment No. 12 amends the statement on Schedule 13D originally filed by New Valley LLC (“New Valley”), with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Company”). New Valley is wholly-owned by Vector Group Ltd., a Delaware corporation (“Vector”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 12 to Schedule 13D is being filed solely to reflect Vector’s increase in percentage ownership of the Company, which resulted from the Company’s repurchase of 50,900,000 shares of its common stock on December 24, 2018. Consequently, Vector’s percentage ownership increased from approximately 7.7% to 10.4% on December 24, 2018 by virtue of the reduction in the number of shares outstanding due to the Company’s repurchase of 50,900,000 shares of its common stock and not in connection with an acquisition by Vector of the Company’s common stock.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(b), (c) Vector is a holding company and is principally engaged in:

•	the manufacture and sale of cigarettes in the United States through its Liggett Group LLC and Vector Tobacco Inc. subsidiaries, and

•

the real estate business through its New Valley LLC subsidiary, which is seeking to acquire or invest in additional real estate properties or projects. New Valley owns 70.59% of Douglas Elliman, which operates the largest residential brokerage company in the New York metropolitan area and also conducts residential real estate brokerage operations in South Florida, Southern California, Connecticut and Aspen, Colorado.

A list of directors and executive officers of Vector is attached hereto as Exhibit A. The principal business address and the principal office address of Vector and, except as otherwise indicated on Exhibit A, its directors and executive officers, is 4400 Biscayne Boulevard, 10th Floor, Miami, Florida 33137.

(d),(e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 50575Q 10 2	13D/A	Page 4 of 6

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to add the following:

To the knowledge of the Reporting Person, the source of funds for the purchase of shares by Mr. Lampen, described below in Item 5, was from the personal funds of Mr. Lampen.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(d) of the Schedule 13D are hereby amended to read as follows:

(a)

As of the date hereof, Vector beneficially owns 15,191,205 shares of Common Stock of the Company, which constitutes approximately 10.4% of the Company’s outstanding shares of common stock (based solely on publicly available information in the December 24, 2018 Form 8-K).

In addition to the number of shares of Common Stock held by the Reporting Person as reported herein, Howard M. Lorber, Richard J. Lampen, Henry C. Beinstein, Marc Bell and Jean E. Sharpe beneficially own 6,525,435; 5,502,004; 493,675; 15,569 and 3,738 shares, respectively, of Common Stock.

(b)

As of the date hereof, with respect to the 15,191,205 shares of Common Stock held by Vector, Vector exercises both sole voting power and sole dispositive power. To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to exercise voting power and dispositive power with respect to such shares.

With respect to the shares owned by Messrs. Lorber, Lampen, Beinstein and Bell, and Ms. Sharpe, to the knowledge of the Reporting Person, such persons hold both sole voting and dispositive power with respect to such shares, except for 73,333 shares beneficially owned by Mr. Lampen’s spouse, as to which he disclaims beneficial ownership. To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with the Reporting Person. Accordingly, Vector disclaims beneficial ownership of the shares of the Issuer’s securities held by any of the persons listed in Exhibit A attached hereto.

(c)

None of the Reporting Person, and to the knowledge of the Reporting Person, none of its directors and executive officers, has effected any transactions in the Common Stock of the Company in the past 60 days, other than (i) the purchase of 5,000 shares of Common Stock in the open market, at a weighted average purchase price of $2.68 per share, by Mr. Lampen on November 15, 2018.

CUSIP No. 50575Q 10 2	13D/A	Page 5 of 6

(d)

No other person has the right or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person or, to the knowledge of the Reporting Person, by its directors and executive officers.

Item 7. Materials to be Filed as Exhibits.

The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A: Executive Officers and Directors of the Reporting Person.

CUSIP No. 50575Q 10 2	13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 28, 2018
VECTOR GROUP LTD.

By: /s/ J. Bryant Kirkland III
Name: J. Bryant Kirkland III
Title: Senior Vice President, Chief Financial Officer and Treasurer